OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                )*

PARADIGM MEDICAL INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
69900 Q 108
(CUSIP Number)
December 17, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	699 00 Q 108

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
	Charles Gregory Hayes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) n/a
	(b) n/a

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	5.	SOLE VOTING POWER

NUMBER OF		1,036,914

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,036,914

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,036,914

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 4 pages

CUSIP NO: 699 00 Q 108
Item 1.
(a)	Name of Issuer: Paradigm Medical Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2355 South 1070 West Salt Lake City, UT 84119
Item 2.
(a)	Name of Person Filing: Charles Gregory Hayes

(b)	Address of Residence: 1960 Pontius Ave. Los Angeles, CA 90025

(c)	Citizenship: U.S.

(d)	Tttle of Class of Securities: Common Stock, $0.001 par value

(e)	Cusip Number: 69900 Q 108
Item 3.
N/A
Item 4.
(a)	Amount Beneficially Owned: 1,036,914

(b)	Percent of Class: 7.4%

(c)	Number of Shares as to which the person has: (i) Sole power to vote or to direct the vote: 1,036,914 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 1,036,914 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares
Item 5.
N/A
Item 6.
N/A
Item 7.
N/A
Item 8.
N/A

CUSIP NO: 699 00 Q 108
Item 9.
N/A
Item 10.
(a)	N/A

(b)	By signing this below, I certify, that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or within the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2008

/s/ Charles Gregory Hayes
Signature Name/Title: Charles Gregory Hayes, Individual